UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Amendment No. 1 to SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
ServiceSource International, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, $0.0001 Par Value (Title of Class of Securities)
81763U100 (CUSIP Number of Class of Securities) (Underlying Options to Purchase Common Stock)

Michael A. Smerklo
Chief Executive Officer
634 Second Street
San Francisco, California 94107
(415) 901-6030

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul D. Warenski Executive Vice President, General Counsel and Secretary 634 Second Street San Francisco, California 94107 (415) 901-6030	Tony Jeffries Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$6,688,344	$912.29

* Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer's common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $6,688,344 as of December 18, 2012, calculated based on a Black-Scholes-Merton option pricing model.

** The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $912.29
Form or Registration No.: Schedule TO-I
Filing Party: ServiceSource International, Inc.
Date Filed: December 21, 2012

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 amends and supplements that certain Tender Offer Statement on Schedule TO relating to an offer (the "Offer") by ServiceSource International, Inc., a Delaware corporation ("ServiceSource" or the "Company"), to exchange certain outstanding options for new options to purchase shares of Company common stock as set forth under the Offer to Exchange Certain Outstanding Options for New Options, originally dated December 21, 2012, and amended and restated as of January 8, 2013 (as so amended and restated, the "Offer to Exchange").

Only those items amended are reported in this Amendment No. 1. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

Item 2. Subject Company Information.

(c) Trading market and price.

The information with respect to the Company's common stock set forth in the Offer to Exchange under Section 8, "Price range of shares underlying the options," has been amended and is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material terms.

Note that the information under Section 8, "Price range of shares underlying the options" has been amended to specify that the current market price of the Company's common stock is in excess of certain Eligible Options subject to the Offer and, therefore, such Eligible Options would be considered In-The-Money Options and not accepted for Exchange if the expiration date of the Offer were to occur today. However, the last reported sale price of our common stock on the Expiration Date, currently scheduled for January 22, 2013 (but subject to extension as described herein), will ultimately determine those In-The-Money Options that will not be accepted by the Company in the Offer.

(b) Purchases.

All employees, including the Company's executive officers, are eligible to participate in the Offer. The Company's non-employee directors are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," has been amended and is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company's securities.

The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," has been amended and is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(b) Conditions.

The information set forth in the Offer to Exchange under Section 7, "Conditions of the offer," has been amended and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," has been amended and is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," has been amended and is incorporated herein by reference.

Item 12. Exhibits.

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERVICESOURCE INTERNATIONAL, INC.

/s/ Paul D. Warenski
Paul D. Warenski
Executive Vice President, General Counsel and Secretary

Date: January 8, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Exchange Certain Outstanding Options for New Options, dated January 8, 2013
(a)(1)(B)*	Forms of Cover Email to Eligible Employees
(a)(1)(C)*	ServiceSource International, Inc. Offer to Exchange Certain Outstanding Options for New Options-Election Form
(a)(1)(D)*	ServiceSource International, Inc. Offer to Exchange Certain Outstanding Options for New Options-Withdrawal Form
(a)(1)(E)*	Form of Reminder Email to Eligible Employees
(a)(1)(F)*	Form of Reminder Email to Eligible Employees (Last Day)
(a)(1)(G)*	Form of Confirmation Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options
(a)(1)(H)*	Screenshots from offer website
(b)	Not applicable
(d)(1)

2008 Share Option Plan and form of agreement thereunder (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-171271), filed on December 20, 2010)

(d)(2)

2011 Equity Incentive Plan and forms of agreements thereunder (incorporated herein by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-173116), filed on March 28, 2011)

(d)(3)	2011 Equity Incentive Plan current forms of award agreements (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on May 4, 2012)
(g)	Not applicable
(h)	Not applicable

*Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on December 21, 2012, File No. 005-86636.